# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Capstone Energy Plus, Inc., CIK 0001009759
CUSIP: 14067D607
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 16640 Stagg Street, Van Nuys, California (CA), 91406
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-26-000060
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,746,561; sole dispositive power 0; shared dispositive power 1,746,561; aggregate amount beneficially owned 1,746,561 (5.4% of the class)
  Comment: Percentage calculated based on 32,230,733 shares of Common Stock outstanding as of June 18, 2026, as reported in the Form 10-K filed by the Issuer for the fiscal year ended March 31, 2026.
- Lytton-Kambara Foundation: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,446,561; sole dispositive power 0; shared dispositive power 1,446,561; aggregate amount beneficially owned 1,446,561 (4.5% of the class)
  Comment: Percentage calculated based on 32,230,733 shares of Common Stock outstanding as of June 18, 2026, as reported in the Form 10-K filed by the Issuer for the fiscal year ended March 31, 2026.

## Item 1. Issuer
Name of issuer: Capstone Energy Plus, Inc.
Address of issuer's principal executive offices: 16640 Stagg Street, Van Nuys, CA 91406

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton and Lytton-Kambara Foundation ("Foundation")
Address of principal business office or, if none, residence: 467 Central Park West, New York, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 1,746,561

Foundation: 1,446,561
Percent of class:
Lytton: 5.4%

Foundation: 4.5%
Sole power to vote or to direct the vote:
Lytton: 0

Foundation: 0
Shared power to vote or to direct the vote:
Lytton: 1,746,561

Foundation: 1,446,561
Sole power to dispose or to direct the disposition:
Lytton: 0

Foundation: 0
Shared power to dispose or to direct the disposition:
Lytton: 1,746,561

Foundation: 1,446,561

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting Person (08/13/2026)
- Lytton-Kambara Foundation: /s/ Laurence W. Lytton, President (08/13/2026)